Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to incorporation by reference in the Post-Qualification Amendment No 1. to the Offering Statement on Form 1-A (File No. 024-11627) of our audit report dated March 1, 2023, with respect to the balance sheets of Vivos, Inc. as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Offering Statement.

Spokane, Washington

March 1, 2023